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                                                                    SUB-ITEM 77E

                     INVESCO QUALITY MUNICIPAL INCOME TRUST

                                LEGAL PROCEEDINGS

The Trust received a shareholder demand letter dated July 16, 2010, from one of the Trust's shareholders, alleging that the former trustees and the officers of the Trust breached their fiduciary duty and duty of loyalty and wasted Trust assets by causing the Trust to redeem Auction Rate Preferred Securities (ARPS) at their liquidation value. The Trust also received a shareholder demand letter dated March 25, 2011 alleging that the current trustees and officers of the Trust breached their fiduciary duty and duty of loyalty and wasted Trust assets by causing the Trust to redeem ARPS at their liquidation value, although the actions complained of occurred prior to the election of the current board and appointment of current officers and prior to the tenure of the current adviser. The shareholders in both letters claim that the board and officers had no obligation to provide liquidity to the ARPS shareholders, the redemptions were improperly motivated to benefit the adviser by preserving business relationships with the ARPS holders, i.e., institutional investors, and the market value and fair value of the ARPS were less than par at the time they were redeemed. The letters allege that the redemption of the ARPS occurred at the expense of the Trust and its common shareholders. The letters demand that: 1) the Board take action against the adviser and trustees/officers to recover damages; 2) the Board refrain from authorizing further redemptions or repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction; and 3) if the Trust does not commence appropriate action, the shareholder will commence a shareholder derivative action on behalf of the Trust. The Board formed a Special Litigation Committee to investigate these claims and make a recommendation to the Board regarding whether pursuit of these claims is in the best interests of the Trust. Upon completion of its evaluation, the SLC recommended that the Board reject the demands specified in the shareholder demand letters, after which the Board announced on July 12, 2011, that it had adopted the SLC's recommendation and voted to reject the demands.

Management of Invesco and the Trust believe that the outcome of the proceedings described above will not have a material adverse effect on the Trust or on the ability of Invesco to provide ongoing services to the Trust.